UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 31, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3Q16 Results

3Q16 Results Horizonte 2 Project reduction to R$ 7.5 billion; 60% of the work concluded and only 38% of financial execution, with US$ 1.4 billion to be disbursed 2Q16 3Q15 9M 15 (LTM) Pulp Production 000 t 1,311 1,287 1,275 2% 3% 3,802 3,888 -2% 5,098 Adjusted EBITDA(1) R$ million 758 925 1,551 -18% -51% 2,937 3,714 -21% 4,560 Net Financial Result(2) R$ million (203) 1,095 (2,357) -119% -91% 1,814 (3,782) - 1,911 Dividends paid R$ million (0) (304) - - - (304) (149) 103% (2,302) ROIC(5) % 15.6% 21.8% 17.9% -6 p.p. -2 p.p. 15.6% 17.9% -2 p.p. 15.6% Gross Debt (R$) R$ million 14,192 12,705 12,526 12% 13% 14,192 12,526 13% 14,192 Net Debt (R$) R$ million 10,620 9,722 9,578 9% 11% 10,620 9,578 11% 10,620 Net Debt/EBITDA LTM x 2.33 1.82 2.07 0.51 x 0.26 x 2.33 2.07 0.26 x 2.33 (1) Adjusted by non-recurring and non-cash items | (2) Includes interest expenses, revenues from financial investments, mark-to-market of hedging instruments, monetary and exchange variation and others (3) Includes the hedge fair value | (4) For covenants purposes | (5) For more details p. 16 | (6) Before dividend payment, expansion and logistics capex, and purchase of land (7) Calculation excludes pulp sales from agreement with Klabin 3Q16 Highlights Pulp production of 1,311 thousand tons, 2% and 3% more than in 2Q16 and 3Q15, respectively. LTM production stood at 5,098 thousand t. Pulp sales, including pulp from Klabin, totaled 1,442 thousand t, 7% and 11% up on 2Q16 and 3Q15, respectively. LTM sales stood at 5,228 thousand t. Net revenue of R$2,300 million (2Q16: R$2,386 million | 3Q15: R$2,790 million). LTM net revenue came to R$10,066 million (including net revenue from Klabin pulp sales). Foreign net average price sales at R$1,594/t and domestic at R$1,458/t. Cash cost of R$638/t, 4% and 3% less than in 2Q16 and 3Q15, respectively (for more details, see page 8). Excluding the impact of the scheduled downtimes, the cash cost would have been 6% down on the previous quarter. Third-quarter adjusted EBITDA totaled R$758 million, 18% and 51% less than in 2Q16 and 3Q15, respectively. LTM adjusted EBITDA amounted to R$4,560 million. The EBITDA Margin stood at 37%, excluding pulp sales from the Klabin agreement. EBITDA/ton, without considering Klabin’s volumes, of R$594/t (US$183/t) in the quarter, 24% and 56% down on 2Q16 and 3Q15, respectively. Free cash flow in the quarter before expansion capex, logistics and dividends totaled R$402 million, 4% and 64% lower than in 2Q16 and 3Q15, respectively. LTM free cash flow came to R$2,415 million, with a free cash flow yield of 19.0% in R$ and 13.5% in US$. Cash ROE and ROIC of 16.1% and 15.6%, respectively. For more details, see page 15. Net income of R$32 million (2Q16: R$745 million | 3Q15: R$(601) million). 9M16 net income stood at R$1,755 million. Gross debt in dollars of US$4,372 million, 10% and 39% more than in 2Q16 and 3Q15, respectively. R$424 million of funds withdrawn from FDCO in September and R$423 million from BNDES in October. Regarding H2 Project, there are still R$407 million to be withdrawn from FDCO, R$1.9 billion from BNDES and approximately US$150 million from ECA Finnvera. Cash position of R$3.6 billion or US$1.1 billion, which added to the funds to be withdrawn related to H2 Project, is more tha n enough to cover the remaining capex expenses needed for the H2 Project. Net Debt/EBITDA ratio of 2.64x in dollars (Jun/16: 2.10x | Sep/15: 1.58x) and 2.33x in reais (Jun/16: 1.82x | Sep/15: 2.07x). Total cost of debt in dollars, including the full swap of real-denominated debt, of 3.3% p.a. (2Q16: 3.4% p.a. | 3Q15: 3.3% p.a.). Fibria was selected to be part of the 2016/2017 portfolio of the DJSI World and the DJSI Emerging Markets Indices of NYSE. Horizonte 2 Project 60% physically concluded and only 38% of financial execution. Capex of US$1.4 billion to be executed. Project’s total capex updated from R$7.7 billion to R$7.5 billion. Subsequent Events Approval of the issue of export credit notes through the public distribution of agribusiness receivables certificates (CRAs) totaling up to R$1.7 billion. R$ 423 million of funds withdrawn from BNDES for the H2 Project on October 18, 2016. Camila Nogueira Raimundo Guimarães The operating and financial information of Fibria Celulose S.A. for the third quarter of 2016 (3Q16) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions. Investor Relations Guilherme Cavalcanti Roberto Costa ir@fibria.com.br | +55 (11) 2138-4565 2 Conference Call: October 31, 2016 English (simultaneous translation into Portuguese): 10 a.m. (US-EDT) Participants in Brazil: +55 11 2188-0155 | Other participants: +1-646-843-6054 Webcast: www.fibria.com.br/ir Market cap – September 30, 2016: R$12.7 billion | US$3.9 billion(1) FIBR3: R$23.01 FBR: US$7.09 Free float (common shares): 553,934,646 shares (1) Market cap in R$ converted by the Ptax Net Debt/EBITDA LTM (US$)(4) x 2.64 2.10 1.58 0.54 x 1.05 x 2.64 1.58 1.05 x 2.64 Net Debt (US$) US$ million 3,272 3,029 2,411 8% 36% 3,272 2,411 36% 3,272 Cash(3) R$ million 3,572 2,983 2,948 20% 21% 3,572 2,948 21% 3,572 Gross Debt (US$) US$ million 4,372 3,958 3,153 10% 39% 4,372 3,153 39% 4,372 ROE(5) % 16.1% 21.9% 17.8% -5 p.p. -2 p.p. 16.1% 17.8% -1 p.p. 16.1% Net Income (Loss) R$ million 32 745 (601) -96% -105% 1,755 (553) - 2,665 Free Cash Flow (6) R$ million 402 417 1,122 -4% -64% 1,549 2,000 -23% 2,414 EBITDA margin pro-forma (7) % 37% 43% 56% -5 p.p. -18 p.p. 41% 52% -10 p.p. 48% Pulp Sales 000 t 1,442 1,342 1,298 7% 11% 3,920 3,810 3% 5,228 Net Revenues R$ million 2,300 2,386 2,790 -4% -18% 7,081 7,096 0% 10,066 Key Figures Unit 3Q16 2Q16 3Q15 3Q16 vs 3Q16 vs 9M16 9M15 9M 16 vs Last 12 months

3Q16 Results

Horizonte 2 Project reduction to R$ 7.5 billion;
60% of the work concluded and only 38% of financial execution, with US$ 1.4 billion to be disbursed

Key Figures	Unit	3Q16	2Q16	3Q15	3Q16 vs 2Q16	3Q16 vs 3Q15	9M16	9M15	9M16 vs 9M15	Last 12 months (LTM)
Pulp Production	000 t	1,311	1,287	1,275	2%	3%	3,802	3,888	-2%	5,098
Pulp Sales	000 t	1,442	1,342	1,298	7%	11%	3,920	3,810	3%	5,228
Net Revenues	R$ million	2,300	2,386	2,790	-4%	-18%	7,081	7,096	0%	10,066
Adjusted EBITDA[1]	R$ million	758	925	1,551	-18%	-51%	2,937	3,714	-21%	4,560
EBITDA margin pro-forma[7]	%	37%	43%	56%	-5 p.p.	-18 p.p.	41%	52%	-10 p.p.	48%
Net Financial Result[2]	R$ million	(203)	1,095	(2,357)	-119%	-91%	1,814	(3,782)	-	1,911
Net Income (Loss)	R$ million	32	745	(601)	-96%	-105%	1,755	(653)	-	2,665
Free Cash Flow[6]	R$ million	402	417	1,122	-4%	-64%	1,549	2,000	-23%	2,414
Dividends paid	R$ million	(0)	(304)	-	-	-	(304)	(149)	100%	(2,302)
ROE[5]	%	16.1%	21.9%	17.8%	-5 p.p.	-2 p.p.	16.1%	17.8%	-1 p.p.	16.1%
ROIC[5]	%	15.6%	21.8%	17.9%	-6 p.p.	-2 p.p.	15.6%	17.9%	-2 p.p.	15.6%
Gross Debt (US$)	US$ million	4,372	3,958	3,153	10%	39%	4,372	3,153	39%	4,372
Gross Debt (R$)	R$ million	14,192	12,705	12,526	12%	13%	14,192	12,526	13%	14,192
Cash[3]	R$ million	3,572	2,983	2,948	20%	21%	3,572	2,948	21%	3,572
Net Debt (R$)	R$ million	10,620	9,722	9,578	9%	11%	10,620	9,578	11%	10,620
Net Debt (US$)	US$ million	3,272	3,029	2,411	8%	36%	3,272	2,411	36%	3,272
Net Debt/EBITDA LTM	x	2.33	1.82	2.07	0.51 x	0.26 x	2.33	2.07	0.26 x	2.33
Net Debt/EBITDA LTM (US$)[4]	x	2.64	2.10	1.58	0.54 x	1.05 x	2.64	1.58	1.05 x	2.64

(1) Adjusted by non-recurring and non-cash items | (2) Includes interest expenses, revenues from financial investments, mark-to-market of hedging instruments, monetary and exchange variation and others
(3) Includes the hedge fair value | (4) For covenants purposes | (5) For more details p. 16 | (6) Before dividend payment, expansion and logistics capex, and purchase of land
(7) Calculation excludes pulp sales from agreement with Klabin

3Q16 Highlights

- Pulp production of 1,311 thousand tons, 2% and 3% more than in 2Q16 and 3Q15, respectively. LTM production stood at 5,098 thousand t.
- Pulp sales, including pulp from Klabin, totaled 1,442 thousand t, 7% and 11% up on 2Q16 and 3Q15, respectively. LTM sales stood at 5,228 thousand t.
- Net revenue of R$2,300 million (2Q16: R$2,386 million | 3Q15: R$2,790 million). LTM net revenue came to R$10,066 million (including net revenue from Klabin pulp sales). Foreign net average price sales at R$1,594/t and domestic at R$1,458/t.
- Cash cost of R$638/t, 4% and 3% less than in 2Q16 and 3Q15, respectively (for more details, see page 8). Excluding the impact of the scheduled downtimes, the cash cost would have been 6% down on the previous quarter.
- Third-quarter adjusted EBITDA totaled R$758 million, 18% and 51% less than in 2Q16 and 3Q15, respectively. LTM adjusted EBITDA amounted to R$4,560 million. The EBITDA Margin stood at 37%, excluding pulp sales from the Klabin agreement.
- EBITDA/ton, without considering Klabin's volumes, of R$594/t (US$183/t) in the quarter, 24% and 56% down on 2Q16 and 3Q15, respectively.
- Free cash flow in the quarter before expansion capex, logistics and dividends totaled R$402 million, 4% and 64% lower than in 2Q16 and 3Q15, respectively. LTM free cash flow came to R$2,415 million, with a free cash flow yield of 19.0% in R$ and 13.5% in US$.
- Cash ROE and ROIC of 16.1% and 15.6%, respectively. For more details, see page 15.
- Net income of R$32 million (2Q16: R$745 million | 3Q15: R$(601) million). 9M16 net income stood at R$1,755 million.
- Gross debt in dollars of US$4,372 million, 10% and 39% more than in 2Q16 and 3Q15, respectively.
- R$424 million of funds withdrawn from FDCO in September and R$423 million from BNDES in October. Regarding H2 Project, there are still R$407 million to be withdrawn from FDCO, R$1.9 billion from BNDES and approximately US$150 million from ECA Finnvera.
- Cash position of R$3.6 billion or US$1.1 billion, which added to the funds to be withdrawn related to H2 Project, is more than enough to cover the remaining capex expenses needed for the H2 Project.
- Net Debt/EBITDA ratio of 2.64x in dollars (Jun/16: 2.10x | Sep/15: 1.58x) and 2.33x in reais (Jun/16: 1.82x | Sep/15: 2.07x).
- Total cost of debt in dollars, including the full swap of real-denominated debt, of 3.3% p.a. (2Q16: 3.4% p.a. | 3Q15: 3.3% p.a.).
- Fibria was selected to be part of the 2016/2017 portfolio of the DJSI World and the DJSI Emerging Markets Indices of NYSE.
- Horizonte 2 Project 60% physically concluded and only 38% of financial execution. Capex of US$1.4 billion to be executed.
- Project's total capex updated from R$7.7 billion to R$7.5 billion.

Subsequent Events

- Approval of the issue of export credit notes through the public distribution of agribusiness receivables certificates (CRAs) totaling up to R$1.7 billion.
- R$ 423 million of funds withdrawn from BNDES for the H2 Project on October 18, 2016.

Market cap – September 30, 2016:

R$12.7 billion | US$3.9 billion[1]
FIBR3: R$23.01
FBR: US$7.09
Free float (common shares): 553,934,646 shares
(1) Market cap in R$ converted by the Ptax

Conference Call: October 31, 2016

English (simultaneous translation into Portuguese): 10 a.m. (US-EDT)
Participants in Brazil: +55 11 2188-0155 | Other participants: +1-646-843-6054
Webcast: www.fibria.com.br/ir

Investor Relations

Guilherme Cavalcanti
Camila Nogueira
Roberto Costa
Raimundo Guimarães
ir@fibria.com.br | +55 (11) 2138-4565

The operating and financial information of Fibria Celulose S.A. for the third quarter of 2016 (3Q16) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions.

3Q16 Results Executive Summary Even though the seasonality has marked the period, an improved sales volume performance was observed when compared to 2Q16, especially in August and September. This growth, coupled with a scenario of depreciated prices especially in Asia, and a more balanced short-term outlook than expected with regard to the entry of new capacity, made Fibria announce a US$20/t price increase for Asia effective as of October, 1st. Another development in the quarter was the R$38/t drop in the production cash cost when compared to the previous quarter, taking into account the change without the impact of the scheduled maintenance downtimes, and the overall physical completion of Horizonte 2 Project of 60% by the end of September, higher than expected. Pulp production totaled 1,311 thousand tons in 3Q16, 2% more than in 2Q16, due to the plant C retrofit in the Aracruz Mill in 2Q16, the higher number of production days and better industrial performance, which were partially offset by the scheduled maintenance downtime at the Veracel Mill. Compared to 3Q15, the 3% increase was primarily due to the lower effect of scheduled maintenance downtimes. Sales volume came to 1,442 thousand tons, 7% up on 2Q16. In the year-on-year comparison, the impact of the Klabin agreement was the main factor behind the improvement. Total volume from Klabin agreement totaled 164 thousand tons (2Q16: 130 thousand tons). Pulp inventories closed the quarter at 57 days. The production cash cost was R$638/t, 4% down on 2Q16, primarily due to the lower consumption of energy (higher operational stability), lower costs with wood, impact of the exchange rate and better utilities result, among other less important factors (for more details, see page 7), which were partially offset by the scheduled maintenance downtime at the Veracel Mill. Excluding the impact of the 3Q16 downtimes, production cash cost would have fallen by 6%. Compared to 3Q15, the 3% drop was primarily due to the lower effect of scheduled maintenance downtimes, which were partially offset by higher costs with wood, the lower utilities result, and higher fixed costs. Adjusted 3Q16 EBITDA totaled R$758 million, 18% down on 2Q16, due to the lower average net price in reais, which was partially offset by the increase in sales volume, while the EBITDA margin, excluding the sale of pulp from Klabin, stood at 37% (33% including these sales). In relation to 3Q15, the 51% decline was due to the 26% slide in the average net price in reais and the increased cash COGS per ton (for more details on COGS, see page 6). Free cash flow for the quarter before expansion capex and dividend payments amounted to R$402 million, 4% and 64% less than in 2Q16 and 3Q15, respectively, due to the EBITDA reduction and higher disbursement of income taxes, partially offset by the positive variation in working capital. It is worth noting that the operation with Klabin has no impact on EBITDA. The 3Q16 financial result was negative by R$203 million, versus a positive R$1,095 million in 2Q16 and negative R$2,357 million in 3Q15. The change when compared to 2Q16 and 3Q15 was largely due to the FX impact over debt and hedging positions. Gross debt in dollars totaled US$4,372 million, 10% and 39% more than in 2Q16 and 3Q15, respectively. Fibria closed the quarter with a cash position of R$3,572 million (or US$1,100 million), including the mark-to-market of derivatives. As a result of all the above, the Company reported 3Q16 net income of R$32 million, versus R$745 million in 2Q16 and a loss of R$601 million in 3Q15. When comparing the accumulated net income for the year, the amount was R$1,755 million compared to a loss of R$553 million in the first 9 months of 2015. 4

3Q16 Results Pulp Market Fibria's sales in 3Q16 totaled 1,442 thousand tons, 11% higher than the volume sold year-over-year. Despite the seasonally weaker demand over part of the quarter, due to summer vacations in the Northern Hemisphere, the first signs of recovery appeared in mid-August and consolidated in September, especially in China. Sales recovery at the end of the quarter and the hardly sustainable price levels in Asia resulted in the announcement of the US$20/t price increase to be in force as of October 1 for the region. The maintenance of the gap between hardwood and softwood pulp prices at high levels also contributed to the good sales performance over the quarter. In Europe, the reference price gap between the two types of pulp reached US$148/t in the last week of September, according to PIX/FOEX. In China, the price gap remained close to US$100/t over the entire quarter. According to the PPPC’s Global-100 report data, softwood pulp sales rose by 4% in the 8 first months of 2016, driven by the demand for eucalyptus pulp, which increased by 7% in the period (+1,031 thousand t). While eucalyptus pulp sales for the European and North-American markets remained virtually stable, China’s demand grew 23% between January and August. BHKP and BEKP Shipments - January to August 2016 vs 2015 (change % and k tons) 1,031 943 821 +4% +7% +1% -99 +14% +22% +2% +4% -49 -83 Global North America Western Europe China Others BHKP BEKP Source: PPPC Global 100 The market fundamentals should remain balanced over the next months. On the demand side, a traditionally busier market is expected due to the favorable seasonality typical of the period. On the supply side, in addition to the likely delay in the arrival to the market of the volume resulting from the new capacities expected for 4Q16, the new calendar for scheduled maintenance downtimes in Brazil, which since last year takes into account the extension of the period between downtimes to 15 months, should result in the withdrawal of approximately 115 thousand tons from the market in the last months of 2016. Production and Sales 2Q16 3Q15 9M 15 months Domestic Market Pulp 149 132 118 13% 26% 406 374 9% 531 5 Export Market Pulp 1,2931,2101,180 7%10% 3,5143,4362%4,697 Total sales1, 4421, 3421, 2987% 11% 3,9203,8103%5,228 Production ('000 t)3Q162Q163Q153Q16 vs3Q16 vs9M169M159M 16 vs.Last 12 Pulp 1,3111,2871,2752%3%3,8023,888-2%5,098 Sales Volume ('000 t) 762 123 122 -5% 15 -1% -1%

3Q16 Results In 3Q16, pulp production totaled 1,311 thousand tons, 2% up on 2Q16, primarily due to the plant C retrofit in the Aracruz Mill in the previous quarter, the higher number of production days (3Q16: 92 days; 2Q16: 91 days) and better industrial performance, which were partially offset by the scheduled maintenance downtime at the Veracel Mill. Compared to 3Q15, the 3% increase was primarily due to the lower effect of scheduled maintenance downtimes (3Q16: Veracel Mill | 3Q15: A and B plants of the Aracruz and Três Lagoas Mills). Pulp inventories closed the quarter at 984 thousand t (57 days), 6% more than in 2Q16 – 931 thousand t (54 days) and 25% up on 3Q15 – 786 thousand t (53 days). Regulatory Standard 13 (Boiler and Pressure Vessel Inspection) extended the maximum period between recovery boiler inspections from 12 to 15 months. Consequently, downtimes that used to take place on an annual basis, almost always at the same time of year, are undergoing planning changes in accordance with the new regulation. In the long term, this extension will reduce costs and increase output. The calendar for scheduled maintenance downtimes in Fibria’s mills up to 2018 is shown in the following chart, in which these changes become clear. 12 months 15 months Sales volume totaled 1,442 thousand tons, 7% up on 2Q16. When compared to 3Q15, the increase of 11% is explained by the effect of the Klabin agreement. In 3Q16, Europe accounted for 35% of the net revenue, followed by Asia with 31%, North America with 24% and Latin America with 10%. Results Analysis 2Q16 3Q15 9M 15 months Export Market Pulp 2,062 2,135 2,558 -3% -19% 6,313 6,462 -2% 9,020 Portocel 21 21 28 -1% -24% 65 70 -6% 89 Net revenue totaled R$2,300 million in 3Q16, 4% down on 2Q16, due to the lower average net price in reais, which, in turn, was due to the 7% devaluation of the average dollar against the real and the 3% decline in the net average dollar pulp price. Compared to 3Q15, revenue decreased by 18% due to the 19% drop in the net average dollar pulp price and the 8% devaluation of the average dollar against the real. In both comparisons, the sales volume increase partially offset the reductions observed. The cost of goods sold (COGS) moved up by 6% over 2Q16 due to the higher sales volume, including Klabin's pulp volume. When compared to 3Q15, in addition to the volume impact, the 21% growth also reflects an increase in cash COGS per ton, which, in turn, is explained by the positive effect of the inventory turnover in that quarter. Excluding this effect, there is a drop in cash COGS (see below further details on the production cash cost per ton). It is worth noting that, despite the increase in COGS, the operation with Klabin has no impact on the Company’s EBITDA. 6 Total2,3002,3862,790-4%-18%7,0817,0960%10,066 Total Pulp 2,2792,3652,761-4%-17%7,0167,0260%9,977 Net Revenues (R$ million)3Q162Q163Q153Q16 vs 3Q16 vs9M169M159M 16 vs.Last 12 Domestic Market Pulp 217230203-6%7%70356525%957 2018 1Q18 2Q18 3Q18 4Q18 No maintenance downtime 2017 1Q17 2Q17 3Q17 4Q17 No maintenance downtime No maintenance downtime No maintenance downtime 2016 1Q16 2Q16 3Q16 4Q16 No maintenance downtime 2015 1Q15 2Q15 3Q15 4Q15 2014 1Q14 2Q14 3Q14 4Q14 Mills Aracruz A Aracruz B Aracruz C Jacareí Três Lagoas Veracel

3Q16 Results The pulp production cash cost came to R$638/t in 3Q16, 4% less than in 2Q16, primarily due to i) the lower consumption of energy, due to the higher operational stability; ii) lower costs with wood; iii) the impact of the devaluation of the average dollar against the real (3Q16: R$3.2460 | 2Q16: R$3.5076); and iv) the better utilities result (electricity sales), which were partially offset by the impact of the scheduled maintenance downtime at the Veracel Mill, among other factors as detailed below. Excluding the impact of the 3Q16 downtimes, production cash cost would have fallen by 6%. Compared to 3Q15, the decrease occurred due to the lower impact of the scheduled maintenance downtimes, which were partially offset by higher costs with wood (wider average transportation radius – 273 km; and more wood acquired from third parties – 39%), the lower utilities result (electricity sales), and higher fixed cost (higher expenses with maintenance and labor force), among other less important factors, shown in the table below. It is worth noting that the Company is experiencing higher non-recurring wood costs, as announced to the market on previous occasions. Inflation in the last twelve months, as measured by the IPCA consumer price index, stood at 8.5%. Cash Cost (R$/t) 662 659 638 Lower consumption of energy (8) Exchange rate (6) 3Q15 2Q16 3Q16 Lower price of chemicals (3) Cash Cost ex-Downtime (R$/t) 662 Others (1) 624 3Q15 2Q16 3Q16 Lower results with utilities (energy price decrease) 14 Maintenance downtimes (55) Lower expenses of chemicals and energy (10) 7 Others 4 3Q16 638 Exchange rate (7) Higher cost with materials and services 6 Pulp Cash Cost R$/t 3Q15 659 Wood (higher third party contribution and Losango effect - higher distance from forest to mill) 27 589 3Q16 638 Lower fixed cost (3) Higher results with utilities (energy sales) (5) Wood - harvesting (higher volume and lower maintenance expenses) (7) Pulp Cash Cost R$/t 2Q16 662 Maintenance downtimes 9

3Q16 Results Production Cash Cost 3Q16 Production Cash Cost 3Q15 Other Fixed Other Fixed Personnel 5% Maintenance 12% 4% Personnel 5% Maintenance 16% 3% Other Variable 3% Wood 49% Wood 43% Other Variable 4% Energy 7% Energy 7% Chemicals 20% Chemicals 22% Variable costs Fixed costs Selling expenses totaled R$115 million in 3Q16, 5% less than in 2Q16, primarily due to sales mix and the positive exchange rate impact (devaluation of the average dollar against the real). Compared to 3Q15, the 4% increase was primarily due to the higher sales volume. The selling expenses to net revenue ratio remained at 5%. General and administrative expenses (G&A) totaled R$68 million, flat over 2Q16. When compared to 3Q15, there was a 4% upturn in expenses, as a result of higher expenses with salaries and benefits. Other operating income (expenses) totaled an expense of R$28 million in 3Q16, versus an expense of R$138 million in 2Q16. The change when compared to 2Q16 was chiefly due to the impact of the reappraisal of biological assets that occurred in the previous quarter. Compared to 3Q15, the explanation was due to the decline in the provision for variable compensation and the granting of the tax benefit (claim regarding import taxes). EBITDA (R$ million) and EBITDA Margin (%)(1) EBITDA/t 56% 43% 37% 1,551 1,194 3Q16 2Q16 3Q15 3Q16 2Q16 3Q15 EBITDA (R$ million) EBITDA (US$ million) EBITDA R$/ton EBITDA US$/ton (1) Excludes volume sold due to the agreement with Klabin Adjusted EBITDA totaled R$758 million in 3Q16, with a margin of 37% (excluding sales volume resulting from the agreement with Klabin). In comparison with 2Q16, adjusted EBITDA fell by 18%, due to the lower average net price in reais, which was partially offset by the increase in sales volume (excluding the volumes from the Klabin agreement). The 51% reduction in the annual comparison was due to the lower average net price in reais and higher cash COGS per ton, despite the drop in cash cost, as previously explained. The graph below shows the main variations in the quarter: 8 690 337 526 197 162 925 438 758 264 234

3Q16 Results


Production Cash Cost
3Q15
Other Fixed
3%
Personnel
5%
Maintenance
16%
Other Variable
4%
Energy
7%
Chemicals
22%
Wood
43%
Production Cash Cost
3Q16
Other Fixed
4%
Personnel
5%
Maintenance
12%
Other Variable
3%
Energy
7%
Chemicals
20%
Wood
49%
Variable costs
Fixed costs

Selling expenses totaled R$115 million in 3Q16, 5% less than in 2Q16, primarily due to sales mix and the positive exchange rate impact (devaluation of the average dollar against the real). Compared to 3Q15, the 4% increase was primarily due to the higher sales volume. The selling expenses to net revenue ratio remained at 5%.

General and administrative expenses (G&A) totaled R$68 million, flat over 2Q16. When compared to 3Q15, there was a 4% upturn in expenses, as a result of higher expenses with salaries and benefits.

Other operating income (expenses) totaled an expense of R$28 million in 3Q16, versus an expense of R$138 million in 2Q16. The change when compared to 2Q16 was chiefly due to the impact of the reappraisal of biological assets that occurred in the previous quarter. Compared to 3Q15, the explanation was due to the decline in the provision for variable compensation and the granting of the tax benefit (claim regarding import taxes).


EBITDA (R$ million) and
EBITDA Margin (%)(1)
37%
43%
56%
758
234
925
264
1,551
438
3Q16
2Q16
3Q15
EBITDA (R$ million)
EBITDA (US$ million)

(1) Excludes volume sold due to the agreement with Klabin


EBITDA/t
526
162
690
197
1,194
337
3Q16
2Q16
3Q15
EBITDA R$/ton
EBITDA US$/ton

Adjusted EBITDA totaled R$758 million in 3Q16, with a margin of 37% (excluding sales volume resulting from the agreement with Klabin). In comparison with 2Q16, adjusted EBITDA fell by 18%, due to the lower average net price in reais, which was partially offset by the increase in sales volume (excluding the volumes from the Klabin agreement). The 51% reduction in the annual comparison was due to the lower average net price in reais and higher cash COGS per ton, despite the drop in cash cost, as previously explained. The graph below shows the main variations in the quarter:

8

3Q16 Results million in relation to the operational hedges). As a result, the impact of the change on the financial result was a negative R$31 million. The following table shows Fibria’s derivative hedge position at the close of September: Sw aps Maturity Receive US Dollar Libor (2) Brazilian Real CDI (3) Brazilian Real TJLP (4) Brazilian Fixed (5) dec/19 aug/20 dec/17 dec/17 $ 605 R$ 622 R$ 81 R$ 192 $ 619 R$ 684 R$ 101 R$ 206 R$ 1,912 R$ 1,007 R$ 80 R$ 164 R$ 1,894 R$ 1,093 R$ 100 R$ 172 Pay US Dollar Fixed (2) US Dollar Fixed (3) US Dollar Fixed (4) US Dollar Fixed (5) dec/19 aug/20 dec/17 dec/17 $ $ $ $ 605 319 49 89 $ $ $ $ 619 351 62 96 R$ (1,929) R$ (1,300) R$ (1,923) R$ (1,398) R$ R$ (160) (254) R$ R$ (199) (266) US Dollar Options up to 20M $ 1,475 $ 1,345 R$ 249 R$ 265 Receive US Dollar Fixed dec/34 $ 824 $ 835 R$ 227 R$ 253 Pay US Dollar CPI dec/34 $ 824 $ 835 R$ - R$ - Zero cost collar operations have proved to be more appropriate in the current exchange scenario, especially due to the volatility of the dollar, as they lock the exchange rate at levels favorable to the Company while also limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exchange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the Company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. Currently, these operations have a maximum term of 20 months, covering 49% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. The following table shows the instrument’s exposure up to the contract expiration date and the respective average strikes per quarter: Notional (US$ milhões) 290 115 120 295 1,030 150 Average strike call (R$/US$) 4.44 6.68 7.40 6.62 5.89 5.57 Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net 10 Cash impact on settlement (R$ million) - - 11 - - - Average strike put (R$/US$) 2.74 3.25 3.27 3.36 3.45 3.63 Settled in Settled in Settled in Maturity Maturity Maturity in 1Q16 2Q16 3Q16 in 4Q16 in 2017 2018 Net (a+b+c+d+e) R$ (4) R$ (9) Embedded Derivatives Total (e) R$ 227 R$ 253 Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements Options Total (d) R$ 249 R$ 265 Option Pay Total (b) R$ (3,643) R$ (3,786) Net (a+b) R$ (480) R$ (527) Receive Total (a) R$ 3,163 R$ 3,259 Notional (MM) Fair Value sep/16 jun/16 sep/16 jun/16

3Q16 Results present value of the expected flows until maturity (average of 28 months in 3Q16) and, therefore, has a limited cash impact. The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded derivative. This instrument, presented in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above-mentioned contracts. See note 5 of the 3Q16 financial statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI. All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the CETIP (Securities Custody and Financial Settlement Clearinghouse), which only have a cash impact on their respective maturities and amortizations. The Company’s Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and reports directly and independently to the CEO and the other areas and bodies involved in the process, ensuring implementation of the policy. Fibria’s Treasury area is responsible for execut ing and managing the financial operations. Net Result The Company posted 3Q16 net income of R$32 million, versus net income of R$745 million in 2Q16 and a loss of R$601 million in 3Q15. The net income in the first 9 months of the year reached R$1,755 million, of which R$1,341 million of operating income and R$1,814 million of financial result. Analyzing the result in terms of earnings per share, i.e. excluding depreciation, depletion and monetary and exchange variations (see the reconciliation on page 23), the indicator was 18% lower than in 2Q16, due to the reduction in the average net price in reais. Compared to 3Q15, the 51% reduction was also largely due to the drop in the pulp price in reais and the higher cash COGS. The chart below shows the main factors impacting the 3Q16 net result, beginning with EBITDA in the same period: Net income (R$ million) 758 Adjusted EBITDA 3Q16 Exchange variation debt MtM derivatives Net Interest Deprec.,amortiz. And depletion Income tax Other (1) Net Income 3Q16 (1)Includes other foreign exchange and monetary variations, other financial income/expenses and other operating income/expenses . 11 (89) (484) (31) (107) (5) (10) 32

3Q16 Results Indebtedness Jun/16 Sept/15 Gross Debt R$ million 14,192 12,705 12,526 12% 13% Gross Debt in US$(1) R$ million 10,388 10,056 11,900 3% -13% Cost of debt (foreign currency) (2) % p.a. 3.6% 3.5% 3.6% 0.1 p.p. 0.0 p.p. Short-term debt % 11% 8% 9% 3 p.p. 2 p.p. Cash and market securities in US$ R$ million 890 527 2,537 69% -65% Cash and cash Equivalents (3) R$ million 3,572 2,983 2,948 20% 21% Net Debt/EBITDA (in US$) x 2.33 1.82 2.07 0.5 0.3 (1) Includes BRL to USD sw ap contracts. The original debt in dollars w as R$ 9,302 million (66% of the total debt) and debt in reais w as R$ 4,890 million (34% of the debt) (2 The costs are calculated considering the debt sw ap (3) Includes the f air value of derivative instruments (4) For covenant purposes On September 30, 2016, gross debt stood at R$14,192 million, R$1,487 million, or 12%, up on the close of 2Q16, due to the initial disbursement of the FDCO (Midwest Development Fund) financing line in the amount of R$424 million for the Horizonte 2 Project, through two CRA (Agribusiness Receivables Certificates) issues based on CVM Instruction 476 in the total amount of R$700 million and also through ACC (Advance on Exchange Contracts) and ACE (Advance on Delivered Shipping Documents) contracts, in the total amount of R$454 million, partially offset by period amortizations. On October 18, R$423 million were drawn from BNDES fund for the Project H2. Still regarding the Project, there are R$407 million from FDCO, R$1.9 billion from BNDES and approximately US$150 million from ECA Finnvera to be withdrawn. The chart below shows the changes in gross debt during the quarter: Gross Debt (R$ million) 1,725 89 49 14,192 175 12,705 Gross Debt Jun/2016 Loans Principal/Interest Payment Interest Accrual Foreign Exchange Variation Others Gross Debt Set/2016 The financial leverage ratio in dollars increased to 2.64x on September 30, 2016 (versus 2.10x in 2Q16). It is worth mentioning that the level of leverage ratio is in accordance with Company’s Indebtness and Liquidity Policy, which allows a temporarily maximum leverage ratio of 3.5x in dollars during its expansion/investment cycle. The total average cost(*) of Fibria’s dollar debt was 3.3% p.a. (Jun/16: 3.4% p.a. | Sep/15: 3.3% p.a.) comprising the average cost of local currency bank debt of 10.7% p.a. (Jun/16: 11.1% p.a. | Sep/15: 8.8% p.a.), which fell due to the decline in the future DI interest rate curve, and the cost in dollars of 3.6% p.a. (Jun/16: 3.5% p.a. | Sep/15: 3.6% p.a.). The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps): 12 (*)Total average cost, considering debt in reais adjusted by the market swap curve. (551) Net Debt/EBITDA (in US$)(4) x 2.64 2.10 1.58 0.5 1.1 Net Debt R$ million 10,620 9,722 9,578 9% 11% Fair value of derivative instruments R$ million (4) (9) (1,001) -56% -100% Cash and market securities in R$ R$ million 2,686 2,465 1,412 9% 90% Cost of debt (local currency) (2) % p.a. 10.7% 11.1% 8.8% -0.4 p.p. 1.9 p.p. Average maturity months 49 49 51 0 -2 Gross Debt in R$ R$ million 3,804 2,649 626 44% 507% Unit Sept/16 Jun/16 Sept/15 Sept/16 vs Sept/16 vs

3Q16 Results Gross Debt by Currency Gross Debt by Type Gross Debt by Index 10% 19% 6% 28% 27% 36% 6% 3% 73% 12% 15% 43% Pre-Payment Bond Finnvera ARC ACC BNDES NCE Others Libor TJLP Others Pre Fixed CDI Local currency Foreign currency The average maturity of the total debt was 49 months in Sep/16, stable when compared to Jun/16 and similar to the 51 months in Sep/15. The graph below shows the amortization schedule of Fibria’s total debt: Amortization Schedule (R$ million) Revolver 1,875 Cash 47 47 Liquidity 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Cash and cash equivalents closed September 30, 2016 at R$3,572 million, including the mark-to-market of hedge instruments totaling a negative R$4 million. Excluding this impact, 75% of cash was invested in local currency, in government bonds and fixed-income securities, and the remainder in short-term investments abroad. The Company has four revolving credit facilities totaling R$1,759 million available until 2018, three of which in local currency totaling R$850 million at 100% of the CDI plus 1.5% p.a. to 2.1% p.a. when utilized (0.33% p.a. to 0.50% p.a. when on stand-by) and one in foreign currency totaling US$280 million with a cost of 1.55% p.a. to 1.70% p.a. plus the 3-month Libor when utilized (35% of this spread when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. Given the current cash position of R$3,572 million, these lines totaling R$1,759 million have resulted in an immediate liquidity position of R$5,331 million. As a result, the cash to short -term debt ratio (including these stand-by credit facilities) closed September 30, 2016 at 3.5x. 13 1,759 2,818 3,572 1,739 210 2,375 2,608 1,451 2,102 2,029 151 882 1,027 247 1,023 415 1,324 741 539 924 993 582 484 916

3Q16 Results The graph below shows the evolution of Fibria’s net debt and leverage since September 2015: Net Debt / EBITDA (x) 2.64 2.33 2.10 1.82 (R$) 2.07 2.06 1.86 1.85 (US$) 1.78 1.58 11,015 10,620 10,309 9,722 Sep/15 Dec/15 Mar/16 Jun/16 Sep/16 Net Debt (R$ million) Net Debt (US$ million) Capital Expenditure 2Q16 3Q15 9M 15 months Forest Expansion - H2 Project 33 27 21 82 45 20% 56% 81% 110 26 Subtotal Expansion 1,099 882 73 2,902 113 25% - - 3,082 293 Forestry Renewal 418 366 324 1,085 947 14% 29% 15% 1,410 1,271 Subtotal Maintenance 555 457 416 1,412 1,164 21% 33% 21% 1,862 1,613 Pulp logistics 1 4 - 120 - -78% - - 120 - Capex totaled R$1,655 million in 3Q16, 23% and 238% up on 2Q16 and 3Q15, respectively, primarily due to the higher investments in the expansion of the Horizonte 2 Project, in line with the work's evolution curve, in addition to higher expenses with the maintenance of forests (higher expenses purchasing standing timber). Horizonte 2 Project The third quarter 2016 ended in line with expectations, with the physical progress of 60% of the Project concluded. The financial execution, however, ended the quarter at 38% of completion, with US$1.4 billion to be executed. The total expansion capex was updated from R$7.7 billion to R$7.5 billion. In the forestry area, it is worth to highlight the progress with planting, the beginning of the training of mechanics for forestry operations, purchase of trucks for operational support, receipt of tractors for forestry and harvesters, and finally advances on the works of the new nursery. In the industrial area there has been the receiving of equipment and the progress of construction activities, installation and commissioning. 14 Total Capex 1,655 1,343 490 4,434 1,276 23% 238% 247% 5,516 2,358 Land purchase - - - - - - - - 452 452 Maintenance, IT, R&D, Modernization129 85 87 309 203 51% 48% 52% 423 317 Safety/Environment 8 6 6 18 14 48% 39% 31% 29 25 Expansion - Others 2 1 1 5 2 196% 69% - 5 50 (R$ million) 3Q16 2Q16 3Q15 9M16 9M15 3Q16 vs 3Q16 vs 9M 16 vs Last 12 2015 Industrial Expansion - H2 Project 1,065 854 52 2,815 66 25% - - 2,967 217 9,578 2,821 3,272 2,411 2,897 3,029

3Q16 Results In logistics, the highlight was the hiring of the supplier for the building of the new Port Terminal STS-07. Free Cash Flow months (-) Total Capex (1,655) (1,343) (490) (5,516) (-) Interest (paid)/received (60) (159) (63) (342) (+/-) Working Capital 329 127 50 199 Dividends 0 304 - 2,302 Pulp logistics 1 4 - 120 and purchase and sale of land Free cash flow was positive by R$402 million in 3Q16 (excluding the capex effect of the H2 Project, dividends and logistics), versus a positive R$417 million in 2Q16 and a positive R$1,122 million in 3Q15. The quarter-on-quarter and year-on-year declines were mainly due to the reduction in EBITDA and higher income tax disbursement, partially offset by the improvement in working capital, impacted by the increase in the suppliers line, in turn related to the agreement to sell Klabin’s pulp. Considering free cash flow before Horizonte 2 Project capex, dividend payments, pulp logistics and purchase of land, the free cash flow yield stood at 19.0% in R$ and 13.5% in US$. ROE and ROIC In regard to return metrics, it is worth noting certain adjustments in the accounting indicator, given the differences in accounting treatment under IFRS (CPC 29 | IAS 41). 2Q16 3Q15 IAS 41 adjustments R$ million (221) (233) (282) -5% -22% Shareholders' Equity (adjusted) - average (1) R$ million 13,904 14,154 14,033 -2% -1% Capex ex-H2 Project LTM(2) R$ million (1,867) (1,846) (1,703) 1% 10% Income Tax LTM R$ million (116) (55) (71) 113% 63% (1) Average of current and same quarter of the previous year. (2) Calculation excludes H2 expansion Project, the land purchase occurred in 4Q15 and pulp logistics. 15 ROE % 16.1% 21.9% 17.8% -5.9 p.p. -1.7 p.p. Adjusted Income LTM R$ million 2,234 3,105 2,501 -28% -11% Net interest LTM R$ million (342) (346) (345) -1% -1% Adjusted EBITDA LTM R$ million 4,560 5,352 4,620 -15% -1% Shareholders' Equity (adjusted) R$ million 14,108 14,063 13,699 0% 3% Return on Equity Unit 3Q16 2Q16 3Q15 3Q16 vs 3Q16 vs Shareholders' Equity R$ million 14,329 14,296 13,982 0% 2% Free Cash Flow ex-Project H2, dividends 402 417 1,122 2,414 Land purchases - - - 452 (+/-) Others (2) (0) 5 (18) Free Cash Flow (696) (772) 1,048 (3,536) Project H2 Capex 1,097 881 74 3,077 (-) Income tax (67) (19) (5) (116) (-) Dividends (0) (304) - (2,302) (R$ million) 3Q16 2Q16 3Q15 Last 12 Adjusted EBITDA 758 925 1,551 4,560

3Q16 Results 2Q16 3Q15 Accounts Receivable R$ million 599 620 636 -3% -6% Current Liabilities (ex-debt) R$ million 1,807 1,312 1,605 38% 13% Fixed Assets R$ million 8,692 8,742 8,965 -1% -3% IAS 41 adjustments R$ million (382) (417) (529) -8% -28% Capex ex-H2 Project LTM(2) R$ million (1,867) (1,846) (1,703) 1% 10% Adjusted Income LTM R$ million 2,577 3,451 2,845 -25% -9% (1) Average of current and same quarter of the previous year. (2) Calculation excludes H2 expansion Project, the land purchase occurred in 4Q15 and pulp logistics. Dollar-based ROE and ROIC stood at 14.4% and 14.0%, respectively. Capital Market Equities Average Daily Trading Volume (US$ million) Average Daily Trading Volume (million shares) 80 70 10 60 8 50 6 40 30 4 20 2 10 0 0 Jul-16 Aug-16 Sep-16 Jul-16 Aug-16 Sep-16 BM&FBovespa NYSE BM&FBovespa NYSE Fibria’s average daily traded volume in 3Q16 was approximately 4.7 million shares, 27% up on 2Q16, while daily financial volume averaged US$31.2 million, up BM&FBovespa and US$12.0 million on the NYSE. by 2% in the same period, US$19.2 million of which on the Fixed Income Unit Sept/16 Jun/16 Sept/15 Jun/16 Sept/15 Fibria 2024 - Price USD/k 104.0 102.6 97.4 1% 7% 16 Treasury 10 y % 1.6 1.5 2.0 0.1 p.p. -0.4 p.p. Sept/16 vsSept/16 vs Fibria 2024 - Yield % 4.6 4.8 5.6 -0.2 p.p. -1.0 p.p. Daily average: 4.7 million shares Daily average: US$ 31.2 million ROIC%15.6%21.8%17.9% -0.3 p.p.-0.1 p.p. Income Tax LTM R$ million (116)(55)(71)113%63% Adjusted EBITDA LTM R$ million 4,5605,3524,620-15%-1% Adjusted Invested Capital(1) R$ million 16,48515,83815,863 4%4% Invested CapitalR$ million 16,86616,25516,392 4%3% Biological AssetsR$ million4,0933,9873,7733%8% InventoriesR$ million 1,6751,5931,413 5%19% Return on Invested CapitalUnit3Q162Q163Q153Q16 vs3Q16 vs

3Q16 Results Sustainability Fibria was selected, for the fifth time, to be part of the portfolio of the Dow Jones Global Sustainability Index (DJSI World), of the New York Stock Exchange (NYSE). Fibria was the only company chosen from the Paper and Forest Products sector, among nine companies competing to be part of the global index. The Com pany, which, for the fourth time, is part of the Dow Jones Sustainability Index - Emerging Markets (DJSI Emerging Markets), was also the only company chosen among the seven that took part in the selection. The announcement of the 2016 -2017 portfolios of the Dow Jones Sustainability Index was made on September 8 by RobecoSAM, an independent company focused on sustainable investments headquartered in Switzerland. Subsequent Events On October 10, Fibria informed its shareholders and the market in general that its Board of Directors approved, in a meeting held on October 7, 2016, the issue of export credit notes (NCEs), which will be used as security for the capital market funding operation, through the public distribution of agribusiness receivables certificates (CRAs) to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., in the total amount of up to R$1.7 billion. 17

3Q16 Results

Sustainability

Fibria was selected, for the fifth time, to be part of the portfolio of the Dow Jones Global Sustainability Index (DJSI World), of the New York Stock Exchange (NYSE). Fibria was the only company chosen from the Paper and Forest Products sector, among nine companies competing to be part of the global index. The Company, which, for the fourth time, is part of the Dow Jones Sustainability Index - Emerging Markets (DJSI Emerging Markets), was also the only company chosen among the seven that took part in the selection. The announcement of the 2016-2017 portfolios of the Dow Jones Sustainability Index was made on September 8 by RobecoSAM, an independent company focused on sustainable investments headquartered in Switzerland.

Subsequent Events

On October 10, Fibria informed its shareholders and the market in general that its Board of Directors approved, in a meeting held on October 7, 2016, the issue of export credit notes (NCEs), which will be used as security for the capital market funding operation, through the public distribution of agribusiness receivables certificates (CRAs) to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., in the total amount of up to R$1.7 billion.

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3Q16 Results Appendix II – Income Statement Net Revenue 2,300 100% 2,386 100% 2,790 100% -4% -18% Foreign Sales 2,062 90% 2,135 89% 2,558 92% -3% -19% Cost related to production (1,610) -70% (1,525) -64% (1,290) -46% 6% 25% General and administrative (68) -3% (69) -3% (66) -2% -1% 4% Equity 0 0% (0) 0% (0) 0% - - Current Income taxes expenses (14) -1% 20 1% (69) -2% - - Net Income (Loss) attributable to controlling equity interest 29 1% 743 31% (606) -22% - - Depreciation, amortization and depletion 484 21% 475 20% 484 17% 2% 0% Fair Value of Biological Assets - 0% 108 5% - 0% - - Accruals for losses on ICMS credits 33 1% 24 1% 18 1% 35% 79% (*) Calculation excludes pulp sales from agreement hith Klabin Net Revenue 7,081 100% 7,096 100% 0% Foreign Sales 6,313 89% 6,462 91% -2% Cost related to production (4,360) -62% (3,590) -51% 21% Selling and marketing (346) -5% (313) -4% 11% Financial Result 1,814 26% (3,782) -53% - Other operating (expenses) income (176) -2% (83) -1% - Current Income taxes expenses (36) -1% (147) -2% -75% Net Income (Loss) attributable to controlling equity interest 1,747 25% (563) -8% - Depreciation, amortization and depletion 1,403 20% 1,410 20% -1% Fair Value of Biological Assets 108 2% (30) 0% - Accruals for losses on ICMS credits 75 1% 61 1% 22% (*) Calculation excludes pulp sales from agreement with Klabin 19 EBIT DA margin pro-forma(*)2,93745%3,71452%-21% Tax Incentive(12)0%(2)0%0% EBIT DA adjusted2,93741%3,71452%-21% Property, Plant and Equipment disposal220%160%44% EBIT DA2,74439%3,67052%-25% Equity10%(1)0%0% Net Income (Loss) attributable to non-controlling equity interest80%100%-22% Deffered Income taxes expenses(1,363)-19%1,11716%-Net Income (Loss)1,75525%(553)-8%-417% LAIR3,15445%(1,522)-21%-307% Equity(1)0%10%0% General and administrative(202)-3%(195)-3%3% Freight(657)-9%(657)-9%0% Operating Profit2,06429%2,84940%-28% Cost of sales(5,017)-71%(4,247)-60%18% Domestic Sales76811%6349%21% Income Statement - Consolidated (R$ million) 201620152016 vs 2015 R$AV%R$AV%(%) EBIT DA margin pro-forma(*)75837%92543%1,55156%-18%-51% Tax Credits/Reversal of provision for contingencies(9)0%(0)0%(1)0%--EBIT DA adjusted75833%92539%1,55156%-18%-51% Fixed Assets disposals110%70%130%56%-18% EBIT DA72431%78633%1,52055%-8%-52% Equity(0)0%00%-0%--Net Income (Loss) attributable to non-controlling equity interest30%20%40%34%-29% Deffered Income taxes expenses90%(680)-29%78828%--Net Income (Loss)321%74531%(601)-22%--Other operating (expenses) income(28)-1%(138)-6%(44)-2%--37% Operating Income372%1,40659%(1,321)-47%--Financial Result(203)-9%1,09546%(2,357)-85%--91% Freight(240)-10%(222)-11%(244)-9%8%-2% Operating Profit45020%63927%1,25645%-30%-64% Selling and marketing(115)-5%(121)-5%(111)-4%-5%4% Cost of sales(1,849)-80%(1,747)-73%(1,533)-55%6%21% Domestic Sales23810%25111%2318%-5%3% INCOME ST AT EMENT - CONSOLIDAT ED (R$ million) 3Q162Q163Q153Q16 vs 2Q16 3Q16 vs 3Q15 R$AV%R$AV%R$AV%(%)(%)

3Q16 Results Appendix III – Balance Sheet Cash and cash equivalents 1,134 665 1,078 Short-term debt 1,510 1,018 1,073 Derivative instruments 200 186 27 Trade Accounts Payable 1,343 921 668 Inventories 1,788 1,732 1,571 Tax Liability 138 97 564 Others 191 146 168 Others 113 115 90 NON CURRENT 4,668 4,064 5,782 NON CURRENT 14,223 13,312 13,663 Derivative instruments 315 377 274 Accrued liabilities for legal proceedings 186 181 165 Recoverable taxes 1,610 1,005 1,512 Derivative instruments 268 402 826 Assets avaiable for sale 598 598 598 Others 238 226 253 Property, plant & equipment , net 11,991 10,930 9,433 Issued Share Capital 9,729 9,729 9,729 Intangible assets 4,584 4,599 4,506 Statutory Reserve 2,907 2,878 1,378 Treasury stock (10) (10) (10) T OT AL SHAREHOLDERS' EQUIT Y 14,329 14,296 12,815 20 T OT AL ASSET S 32,067 30,059 29,434 T OT AL LIABILIT IES 32,067 30,059 29,434 Equity attributable to non-controlling interests 68 65 63 Equity valuation adjustment 1,626 1,625 1,640 Biological assets 4,324 4,164 4,115 Capital Reserve 10 9 15 Investments 117 115 138 Equity attributable to shareholders of the Company 14,262 14,231 12,752 Others 310 290 300 Fostered advance 641 641 631 Assets avaiable for sale 477 477 477 Deferred income taxes 1,123 1,082 2,399 Deferred income taxes , net 372 339 271 Marketable securities 71 71 68 Long-term debt 12,683 11,687 11,671 Recoverable taxes 224 652 462 Dividends and Interest attributable to capital payable 4 4 86 Trade accounts receivable, net 475 549 742 Payroll and related charges 156 125 171 Securities 2,372 2,255 1,412 Derivative Instruments 251 169 303 BALANCE SHEET (R$ million) ASSET S Sept/16 Jun/16 Dec/15 LIABILIT IES Sept/16 Jun/16 Dec/15 CURRENT 6,383 6,186 5,461 CURRENT 3,514 2,451 2,955

3Q16 Results Appendix IV – Cash Flow (+) Depreciation, depletion and amortization 484 475 484 1,403 1,410 (+) Change in fair value of derivative financial instruments 31 (432) 571 (683) 889 (+) Fair value of biological assets - 108 - 108 (30) (+) Interest and gain and losses in marketable securities (62) (22) (26) (118) (64) (+) Impairment of recoverable ICMS 33 24 18 75 61 (+) Program Stock Options Decrease (increase) in assets 1 2 5 (5) 8 Inventories (31) (23) (69) (141) (220) Other assets/advances to suppliers (62) (50) (42) (69) (49) Trade payable 414 352 (34) 706 (43) Payroll, profit sharing and related charges 30 29 37 (15) 13 Cash provided by operating activities Interest paid (93) (179) (86) (360) (264) Acquisition of property, plant and equipment and intangible assets and forests (1,642) (1,335) (502) (4,380) (1,254) Marketable securities, net (88) (1,420) (576) (954) (602) Derivative transactions settled (36) (47) (209) (141) (306) Subsidiary incorporation - Fibria Innovations - - - - (12) Borrowings 1,745 3,081 1,543 5,225 1,965 Dividendos pagos (0) (304) - (304) (149) Effect of exchange rate changes on cash and cash equivalents 0 (75) 379 (129) 417 Cash and cash equivalents at beginning of year 665 773 685 1,078 461 21 Cash and cash equivalents at end of year 1,134 665 2,597 1,134 2,597 Net increase (decrease) in cash and cash equivalents 469 (107) 1,913 56 2,136 Other (1) (4) (6) (4) (1) NET CASH USED IN FINANCING ACT IVIT IES 1,287 1,898 1,269 2,742 720 Repayments - principal amount (457) (875) (268) (2,176) (1,095) Others - - - - (0) NET CASH USED IN INVEST ING ACT IVIT IES (1,777) (2,805) (1,272) (5,523) (2,164) Cash flows from financing activities Capital Increase (1) - - (3) - Proceeds from sale of property, plant and equipment 3 4 2 9 32 Advances for acquisition of timber from forestry partnership program (13) (7) 12 (54) (22) Income taxes paid (67) (19) (5) (91) (51) NET CASH PROVIDED BY OPERAT ING ACT IVIT IES 959 874 1,538 2,966 3,163 Cash flows from investing activities Interest received 33 20 22 110 59 Other payable 7 (114) 26 26 34 Taxes payable 93 8 1 (367) 9 Increase (decrease) in liabilities Recoverable taxes (210) (87) (95) 86 (261) Trade accounts receivable 87 12 227 168 209 (+) Provisions and other (3) 5 3 6 4 (+) Interest expense 175 123 122 427 330 (+) (Gain)/loss on disposal of property, plant and equipment 10 7 13 22 16 (+) Equity in losses of jointly-venture (0) 0 0 1 (1) (+) Foreign exchange losses, net 49 (771) 1,687 (1,475) 2,627 INCOME (LOSS) BEFORE T AXES ON INCOME 37 1,406 (1,321) 3,154 (1,522) Adjusted by UNAUDIT ED CONSOLIDAT ED ST AT EMENT OF CASH FLOW (R$ million) 3Q16 2Q16 3Q15 9M16 9M15

3Q16 Results Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) (+/-) Financial results, net 203 (1,095) 2,357 (+) Depreciation, amortization and depletion 484 475 484 (+) Equity (0) 0 - (+/-) Loss (gain) on disposal of property, plant and equipment 11 7 13 (-) Tax credits/reversal of provision for contingencies (9) (0) (1) EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or a n indicator of liquidity for the periods presented. 22 EBITDA Adjusted7589251,551 (+) Accrual for losses on ICMS credits332418 (-) Fair Value of Biological Assets-108-EBITDA7247861,520 (+) Taxes on income 5661 (720) Adjusted EBITDA (R$ million)3Q162Q163Q15 Income (loss) of the period 32745(601)

3Q16 Results Appendix VI – Economic and Operational Data 2Q16 3Q15 1Q16 Closing 3.2462 3.2098 3.5589 3.9729 1.1% -18.3% -9.8% 2Q16 3Q15 months Europe 35% 36% 42% -1 p.p. -6 p.p. 40% Asia 31% 33% 25% -2 p.p. 6 p.p. 27% 2Q16 3Q15 months Net Debt / Adjusted EBITDA (LTM*) (US$) 2.64 2.10 1.58 Cash + EBITDA (LTM*) / Short-term Debt 5.39 8.77 7.03 *LTM: Last tw elve months (+) Depreciation, depletion and amortization 484 475 484 (+) Change in fair value of derivative financial instruments 31 -432 571 (+) Change in fair value of biological assets 0 108 0 (+) Interest on Securities, net -62 -22 -26 (+) Accruals for losses on ICMS credits 33 24 18 (+) Stock Options program 1 2 5 23 Cash earnings (R$ million) 756 925 1,556 Outstanding shares (million) 554 554 554 Cash earnings per share (R$) 1.4 1.7 2.8 (+) Provisions and other -3 5 3 (+) Interest on loan accrual 175 123 122 (+) Loss (gain) on disposal of Property, Plant and Equipment 10 7 13 (+) Equity 0 0 0 (+) Unrealized foreign exchange (gains) losses, net 49 -771 1,687 Reconciliation - net income to cash earnings (R$ million) 3Q16 2Q16 3Q15 Net Income (Loss) before income taxes 37 1,406 -1,321 Total Debt / Total Capital (gross debt + net equity) 0.50 0.50 0.47 Financial Indicators Sept/16 Jun/16 Sept/15 Net Debt / Adjusted EBITDA (LTM*) (R$) 2.33 1.82 2.07 Pulp price - FOEX BHKP (US$/t) 3Q16 2Q16 3Q15 3Q16 vs 3Q16 vs Last 12 Europe 672 696 803 -3% -16% 734 Brazil / Others 10% 10% 8% 0 p.p. 2 p.p. 10% North America 23% 21% 25% 3 p.p. -2 p.p. 23% Pulp net revenues distribution, by region 3Q16 2Q16 3Q15 3Q16 vs 3Q16 vs Last 12 Average 3.2460 3.5076 3.8989 3.5430 -7.5% -8.4% -10.0% Exchange Rate (R$/US$) 3Q16 2Q16 1Q16 3Q15 3Q16 vs 2Q16 vs 2Q16 vs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31st, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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